Exhibit 99.1

 Investor Presentation  November 2017

 General: The information contained in this presentation is subject to, and must be read in conjunction with, all other publically available information, including our Annual Report on Form 20-F for the year ended December 31, 2016, and other filings that we make from time to time with the SEC. Any person at any time acquiring securities must do so only on the basis of such person’s own judgment as to the merits or the suitability of the securities for its purpose and only based on such information as is contained in such public filings, after having taken all such professional or other advice as it considers necessary or appropriate in the circumstances and not in reliance on the information contained in the presentation. In making this presentation available, we give no advice and make no recommendation to buy, sell or otherwise deal in our shares or in any other securities or investments whatsoever. We do not warrant that the information is either complete or accurate, nor will we bear any liability for any damage or losses that may result from any use of the information. Neither this presentation nor any of the information contained herein constitute an offer to sell or the solicitation of an offer to buy any securities. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom. No offering of securities shall be made in Israel except pursuant to an effective prospectus under the Israeli Securities Law, 1968 or an exemption from the prospectus requirements under such law. Historical facts and past operating results are not intended to mean that future performances or results for any period will necessarily match or exceed those of any prior year. This presentation and the information contained herein are the sole property of the company and cannot be published, circulated or otherwise used in any way without our express prior written consent. Information Relating to Forward-Looking Statements: This presentation contains forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical facts, included in this presentation regarding our plans and the objectives of management are forward-looking statements. The use of certain words, including the words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and the Israeli Securities Law, 1968. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Various important factors could cause actual results or events to differ materially from those that may be expressed or implied by our forward-looking statements, including weather conditions, regulatory changes, changes in the supply and prices of resources required for the operation of our facilities (such as waste and natural gas), changes in demand and technical and other disruptions in the operations or construction of the power plants owned by us.  These and other risks and uncertainties associated with our business are described in greater detail in the filings we make from time to time with SEC, including our Annual Report on Form 20-F. The forward-looking statements are made as of this date and we do not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.  Disclaimer

     Forecasted Cash Flow from Projects 2018November 1, 2017

 Estimated 2018 CF Projection from Projects, (US$ in million)  Based on the following FX rates: NIS/EUR – NIS/USD – 3.51; USD/EUR – 1.181* The CF presented in the table is presented on a per project basis and does not include corporate expenses and Series A and Series B debentures related expenses.  4

 2017 Vs. 2018 (US$ in million)  Based on the following FX rates: NIS/EUR – NIS/USD – 3.51; USD/EUR – 1.181* The CF presented in the table is presented on a per project basis and does not include corporate expenses and Series A and Series B debentures related expenses.  5

 November 2017  Biogas Project in the NetherlandsGroen Gas Goor

 Production Chain of a Biogas Facility  The Goor Project also includes a CHP (combined heat and power) system for the manufacturing of electricity and heat  7

 The Goor Project  The construction of the project is advancing as planned (completion expected during November 2017)  * Upgrading Room  * Upgrading Room  * Inside a digester  * Goor Site  8

The Goor Project – General Details

The Goor Project is the first project out of the biogas projects planned in connection with the cooperation with Ludan

Expected Annual Facility Output

- Manufacturing Hours – Approx. 8,000 hours (8,766 hours X efficiency rate of 91%)
- Gas Manufacturing Scope – 3 million M^3
- Electricity Manufacturing Scope – 5.6 million KWH

Supplied to the national electricity grid

- Heat Manufacturing Scope – 10,800 GJ

For internal use as part of the gas purification process

Construction of the Facility

- Expected construction cost (CAPEX) – Approx. Euro 9.7 million
- Expected construction duration – Approx. one year
- Status – facility testing stage, take over planned for mid November 2017

9 ellomay CAPITAL LIMITED

       Financing AgreementFeedstock AgreementOff-take Agreements – sale of gas, electricity and green certificates  The Goor Project – Main Agreements  10

 The Goor Project – Financing Agreement  Principles of the Agreement:  Financing Bank – Coöperatieve Rabobank U.A.Scope of Senior Debt – Euro 5.6 million for 12 years (A and B Facilities) LTC of approx. 60%Fixed annual interest for 5 years of 3% (Facility A) and 2.5% (Facility B – Green Loan)Equity / shareholders loans – Approx. Euro 4.1 million1  1. Ellomay’s portion of the equity is 51%  11

 The Goor Project – Feedstock Agreement  Principles of the Agreement:  Supplier – Oude LenferinkSupplying all of the waste required in order to operate the facility“Gate Fee” price – payment from the supplier to the project for receiving the waste (as the facility provides the supplier with a waste disposal solution)Other waste price – payment to the supplier for providing other types of waste that the facility requiresPayment for removal of the digestate from the facility  12

 The Goor Project – Off take Agreements  Agreement for the sale of gas  Agreement for the sale of electricity   Agreement for the sale of green certificates from the production of “green” gas  Market prices(SPOT)  Agreement for the sale of green certificates from the production of “green” gas  PriceUndertakings  Undertaking toPurchase Energy  Undertaking to purchase energy for the duration of the subsidy (12 years)  Fixed price for 12 years  Undertaking to purchase green certificates for 12 years  Agreement  Fixed price for 3 years  Undertaking to purchase green certificates for 12 years        13

 The Goor Project - Regulation  Subsidies granted to the Goor Project for 12 years  for manufacturing “green” gas for manufacturing “green” electricityfor manufacturing “green” heat  Gate Feesfor a “green” solutionto waste disposal  SDE +Subsidies for Productionof Green Energy    Gate fees were agreed on with the waste supplier in the Feedstock Agreement      14

 The Involvement of the Company in the Project  Details  The Process  The EPC / O&M Agreements  Inspection of Facility Construction  Approval of Payments to Contractor  Commercial negotiation and drafting agreements in consultation with legal counsel and an international technical/engineering consultant  Ongoing inspection of meeting the construction schedule, analysis of monthly progress reports and visits to the site for quality assurance – all through engineers on our behalf  Approval of payments to the contractor based on meeting milestones set in the EPC agreement through engineers on our behalf  The Feedstock Agreement  In-depth analysis of the waste requirements of the project and waste availabilityCommercial/technical/legal negotiations using an international technical/engineering consultant  15

 November 2017

 On April 2017 Ellomay entered, through one of the its subsidiaries, into a share purchase agreement (the "SPA") pursuant to which it purchased and acquired the entire share capital of a Spanish company, Talasol Solar S.L. ("Talasol"), that is promoting the development and construction of a photovoltaic plant with a peak capacity of 300 MW in the municipality of Talaván, Cáceres, Spain (the "Project "). The SPA provides that the purchase price for Talasol's shares is Euro 10 million (approximately $10.9 million), payment of which is subject to the non-occurrence of customary conditions subsequent in these type of transactions. From the total amount of the purchase price, an amount of Euro 2 million (approximately $2.18 million) will be retained and withheld by Ellomay until the earlier of the commissioning of the Project or the third anniversary of the SPA.The SPA includes customary representations and warranties. The SPA includes several conditions subsequent, the occurrence of any of which by June 30, 2018 will allow Ellomay to automatically terminate the SPA. These conditions include receipt of certain regulatory approvals and entry into certain material agreements with third parties. The SPA further provides the sellers with rights to terminate the SPA in the event the regulatory approvals are granted and Ellomay or Talasol fail to take certain actions required in order to advance the Project.  Ellomay Capital’s Purchase of Talasol

   Agreements, Permits, Authorizations and Licenses - Status  Administrative Authorization  Declaration of Public Utility  Granted on June 2017  Expected to be executed before the end of 2017  Assignment Contract with REE(“contrato de encargo de proyecto”)  Technical Access Contract with REE(“contrato técnico de acceso”)  Construction Contract with REE (“contrato de construcción”)   Expected to be executed during Q2 2018  Land lease agreements with the Town Council of Talaván  Executed on January 3, 2012 and June 13, 2013

   Submission of RFP documents. Bids submission expected in the beginning of Q1 2018, and closing of the EPC contract expected by financial close.COD will be finally determined during Q2-Q3 2018, when the construction contract with REE is expected to signed.   Estimated Project’s Key Milestones  Financial Close  EPC Notice to Proceed  Q3-Q4 2018  COD (2)  2020              Q4 2017  EPC RFP (1)      Aug. 2017  Kickoff      Q2-Q3 2018  19

Initial Estimation of Key Economic Parameters

CAPEX [1]	Production [2]	Revenues [2]	NOI [3]
~200 Million Euro	490-565 GWh per annum	20-25 Million Euro per annum	14-19 Million Euro per annum

(1) Based on an initial study performed by Ellomay's technical advisors, the Project's CAPEX including development costs (approximately Euro 20 million) and interest (approximately Euro 7 million) is expected to be approximately Euro 200 million, depending on the terms of the EPC agreement that will be executed in connection with the Project and other factors. Tendering the EPC contract is expected to reduce the EPC costs.

(2) The Project is expected to produce approximately 565GWh per year, and based on the "base case" scenario of a prices projection study is expected to yield revenues of approximately Euro 20-25 million per year. Talasol is negotiating long-term off take agreements with a short list of reputable off-takers with at least an investment grade credit rating.

(3) Ellomay expects that the Project's operating and G&A expenses will amount to an aggregate of approximately Euro 6 million and, therefore, revenues net of such expenses are currently expected to be approximately Euro 19 million per year.

20 ellomay CAPITAL LIMITED talasol SOLAR S.L.

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